Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Product supplement no. 770-I dated September 11, 2007

Underlying Supplement no. 930 dated September 5, 2007

Registration Statement no. 333-134553

Dated September 10, 2007

Rule 433

Preliminary Terms and Conditions, September 11, 2007	Telephone: +1 212 526 0905

Return Enhanced Notes with Contingent Protection Linked to the Financial Select Sector SPDR® Fund

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 770-I dated September 11, 2007, underlying supplement no. 930 dated September 5, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 770-I, underlying supplement no. 930, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering, will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 770-I, underlying supplement no. 930, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers Inc. sales representative, such other dealer or 1-888-603-5847.

Summary Description

The Return Enhanced Notes with Contingent Protection Linked to the Financial Select Sector SPDR® Fund (the “Notes”) are designed for investors who want to express a bullish view towards U.S. financial sector equities through an investment linked to the Financial Select Sector SPDR® Fund (the “Index Fund”). If the closing Share Price of the Index Fund on the Final Valuation Date is above the Initial Share Price, at maturity investors will receive their principal plus a positive return equal to two times the Share Return, up to the Maximum Gain of 24.00% to 28.00% (the actual Maximum Gain will be determined on the Pricing Date). If the closing Share Price of the Index Fund on the Final Valuation Date is at or below the Initial Share Price and a Trigger Event has not occurred, at maturity investors will receive their principal. If the closing Share Price of the Index Fund on the Final Valuation Date is at or below the Initial Share Price and a Trigger Event has occurred, investors will lose the product of the absolute value of the Share Return and their initial investment. You should be willing to forgo interest and dividend payments during the term of the Notes and if a Trigger Event occurs, lose some or all of your principal.

Issuer:	Lehman Brothers Holdings Inc. (A+/A1/AA-)†
Issue Price:	$1,000 per Note
Issue Size:	$[TBD]
Pricing Date:	September [ ], 2007‡
Settlement Date:	September [ ], 2007‡
Final Valuation Date:	September [ ], 2008‡††
Maturity Date:	September [ ], 2008‡††
Term:	12 months and 1 day
Index Fund:	Financial Select Sector SPDR® Fund
Underlying Shares:	Shares of the Index Fund
Underlying Index:	Financial Select Sector Index
Payment at Maturity:

If the Final Share Price is above the Initial Share Price, you will receive a cash payment that provides you with a return on your investment equal to the product of the Share Return and the Participation Rate, subject to the Maximum Gain, a percentage that will be in the range of 24.00% to 28.00% (the actual Maximum Gain will be determined on the Pricing Date). If the product of the Share Return and the Participation Rate is greater than the Maximum Gain, you will receive $1,000 × (100% + Maximum Gain) per $1,000 principal amount Note, which would entitle you to a maximum payment at maturity of between $1,240.00 and $1,280.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Share Return is positive, you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Share Return × Participation Rate)

provided, however, that in no event will you receive more than an amount, to be determined on the Pricing Date, that is in the range of $1,240.00 and $1,280.00 per $1,000 principal amount Note.

If the Final Share Price is below the Initial Share Price and a Trigger Event has not occurred, your principal will be fully protected. Accordingly, if the Share Return is negative and a Trigger Event has not occurred, you will receive a cash payment of $1,000 per $1,000 principal amount Note.

If a Trigger Event has occurred and the Share Return is negative, your investment will have downside exposure to the full amount of the negative Share Return, and you will receive a cash payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Share Return)

You will lose some or all of your investment at maturity if a Trigger Event has occurred and the Share Return is negative.

Participation Rate:	200%, subject to Maximum Gain
Protection Percentage:	20%
Trigger Event:	A Trigger Event occurs if, on any trading day during the Observation Period, the Share Price has declined below the Initial Share Price by more than the Protection Percentage.
Maximum Gain:	Between 24.00% and 28.00%. The actual Maximum Gain will be determined on the Pricing Date.
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Share Price:	The closing price per share of the Index Fund.
Initial Share Price:	The Share Price on the Pricing Date.
Final Share Price:	The Share Price on the Final Valuation Date, times the Share Adjustment Factor.
Share Adjustment Factor:	1.0 on the Pricing Date and subject to adjustment under certain circumstances. See “Description of Notes—Anti-Dilution Adjustments” in the accompanying product supplement no. 770-I for further information about these adjustments.
Observation Period:	The period from, and including, the Pricing Date to, and including, the Final Valuation Date.
CUSIP:
ISIN:

‡	Expected. In the event that we make any change to the expected Pricing Date and the Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remain the same.

†	Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

††	Subject to postponement in the event of a market disruption event and as described under “Description of Notes—Payment at Maturity”, in the accompanying product supplement no. 770-I.

Investing in the Return Enhanced Notes with Contingent Protection Linked to the Financial Select Sector SPDR® Fund involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 770-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 930 and “ Selected Risk Factors” beginning on page TS-2 of this term sheet.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 770-I, underlying supplement no. 930 or any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees (2)	Proceeds to Us
Per Note	$1,000.00	$5.00	$995.00
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. will receive fees equal to approximately $5.00 per $1,000 principal amount, or 0.50%, and may use these fees to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

September 11, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 770-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 930 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 770-I, underlying supplement no. 930, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 770-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 770-I and “Risk Factors” in the accompanying underlying supplement no. 930, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows:

•	Product supplement no. 770-I dated September 11, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507199119/d424b2.htm

•	Underlying supplement no. 930 dated September 5, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507195718/d424b2.htm

•	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc. and not to any of its affiliates.

Selected Purchase Considerations

•

Appreciation Potential: The Notes provide the opportunity to enhance equity returns by multiplying a positive Share Return by the Participation Rate of 200%, up to the Maximum Gain, which will be in the range of 24.00% to 28.00%, or $240 to $280 for every $1,000 principal amount Note (the actual Maximum Gain will be determined on the Pricing Date). Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Principal Protection ONLY in Limited Circumstances: Your principal will be protected only if a Trigger Event never occurs and the Notes are held to maturity.

•

Diversification of the Index Fund: The return on the Notes is linked to a leveraged long position in the performance of the Index Fund. The Index Fund seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of the Underlying Index. The Underlying Index measures the performance of the financial sector of the U.S. equity market. For additional information about the Index Fund and the Underlying Index, see “The Financial Select Sector SPDR® Fund” and “The Financial Select Sector Index” in the accompanying underlying supplement no. 930.

•

Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument.

Potential Application of the Constructive Ownership Rule. A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as the Underlying Shares). Under the “constructive ownership” rule, if an investment in the Notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a United States holder in respect of a Note will be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the United States holder, determined as if the United States holder had acquired the Underlying Shares on the original issue date of the Notes at fair market value and sold them at fair market value on the Maturity Date (if the Notes were held until the Maturity Date) or on the date of sale or exchange of the Notes (if the Notes were sold or exchanged prior to the Maturity Date) (the “Excess Gain”). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the United States holder in taxable years prior to the taxable year of the sale, exchange or settlement of the Notes (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or settlement of the Notes).

Although the matter is not clear, there is a substantial risk that an investment in the Notes will be treated as a “constructive ownership transaction.” If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a United States holder in respect of the Notes will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Note will equal the excess of (i) any long-term capital gain recognized by the United States holder in respect of the Note over (ii) the “net underlying long-term capital gain” such United States holder would have had if such United States holder had acquired a number of the Underlying Shares at fair market value on the original issue date of the Notes for an amount equal to the “issue price” of the Notes and, upon the date of sale, exchange or settlement of the Notes, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Notes). Accordingly, United States holders should consult their tax advisors regarding the potential application of the “constructive ownership” rule.

See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 770-I.

Selected Risk Factors

An investment in the Notes involves significant risks. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 770-I and in the “Risk Factors” section of the accompanying underlying supplement no. 930. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances. Investing in the Notes is not equivalent to taking a direct leveraged long position in the Index Fund, any of the stocks held by the Index Fund or any of the stocks included in the Underlying Index.

•

Your Investment in the Notes May Result in a Loss: If a Trigger Event occurs, the contingent protection will be eliminated and, at maturity, you will be fully exposed to any decline in the Final Share Price from the Initial Share Price. Accordingly, if a Trigger Event has occurred and the Final Share Price on the Final Valuation Date is below the Initial Share Price, your payment at maturity will be less than the principal amount of your Notes. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL IF A TRIGGER EVENT OCCURS AND THE SHARE RETURN IS NEGATIVE.

•

The Appreciation Potential of the Notes Is Limited by the Maximum Gain: The appreciation potential of the Notes is limited by the Maximum Gain, which will be in the range of 24.00% to 28.00% (the actual Maximum Gain will be determined on the Pricing Date). As a result, you will not participate in any increase in the Share Price, from the Initial Share Price to the Final Share Price that is greater than an increase that is in the range of 12.00% to 14.00% (which is the range of the Share Return that corresponds on a leveraged basis to the range of the Maximum Gain).

•

No Assurances of Positive-Return Environment: While the Notes are structured to provide potentially enhanced returns in a positive-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

•

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks held by the Index Fund or stocks included in the Underlying Index would have.

•

Differences Between the Index Fund and the Underlying Index: The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and will reflect transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, because the shares of the Index Fund are traded on the American Stock Exchange and are subject to market supply and investor demand, the Share Price may differ from the net asset value per Underlying Share.

•

Dealer Incentives: We and our affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of up to $5.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the Payment at Maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

•

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Share Price or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes which are linked to the Index Fund.

•

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the Financial Select Sector Index: We are one of the companies that are represented in the Underlying Index, but we are not affiliated with any of the other companies whose stock is represented in the Underlying Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Underlying Index or your Notes. None of the money you pay us will go to any of the companies represented in the Underlying Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

•

A Market Disruption Event on a Day that Would Otherwise be the Final Valuation Date Will Delay Settlement of the Notes: If a market disruption event occurs on a day that would otherwise be the Final Valuation Date, settlement of the Notes will be delayed, depending on the circumstances surrounding the market disruption event, for up to 8 trading days following the Maturity Date.

•

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the closing price of the Index Fund on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the accompanying product supplement no. 770-I and the accompanying underlying supplement no. 930.

•	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

•

Anti-Dilution Protection is Limited: The calculation agent will make adjustments to the Share Adjustment Factor for certain adjustment events affecting the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

Hypothetical Examples of Amounts Payable upon Maturity

Assumptions:

Index Fund:	Financial Select Sector SPDR® Fund
Initial Share Price:	$33.01
Principal amount per Note:	$1,000
Term:	12 months and 1 day
Maximum Gain:	26.00%, which is the midpoint of the range of 24.00% to 28.00%
Participation Rate:	200%
Share Return:	100% to -100%
Protection Percentage:	20%

		Trigger Event Does Not Occur		Trigger Event Occurs
Hypothetical Share Return at Maturity	Hypothetical Final Share Price*	Hypothetical Payment at Maturity*	Hypothetical Total Return at Maturity	Hypothetical Payment at Maturity	Hypothetical Total Return at Maturity
-100%	N/A	N/A	N/A	$0.00	-100.00%
-75%	N/A	N/A	N/A	$250.00	-75.00%
-50%	N/A	N/A	N/A	$500.00	-50.00%
-45%	N/A	N/A	N/A	$550.00	-45.00%
-40%	N/A	N/A	N/A	$600.00	-40.00%
-35%	N/A	N/A	N/A	$650.00	-35.00%
-30%	N/A	N/A	N/A	$700.00	-30.00%
-25%	N/A	N/A	N/A	$750.00	-25.00%
-20%	$26.41	$1,000.00	0.00%	$800.00	-20.00%
-15%	$28.06	$1,000.00	0.00%	$850.00	-15.00%
-10%	$29.71	$1,000.00	0.00%	$900.00	-10.00%
-5%	$31.36	$1,000.00	0.00%	$950.00	-5.00%
0%	$33.01	$1,000.00	0.00%	$1,000.00	0.00%
5%	$34.66	$1,100.00	10.00%	$1,100.00	10.00%
10%	$36.31	$1,200.00	20.00%	$1,200.00	20.00%
15%	$37.96	$1,260.00	26.00%	$1,260.00	26.00%
20%	$39.61	$1,260.00	26.00%	$1,260.00	26.00%
25%	$41.26	$1,260.00	26.00%	$1,260.00	26.00%
30%	$42.91	$1,260.00	26.00%	$1,260.00	26.00%
35%	$44.56	$1,260.00	26.00%	$1,260.00	26.00%
40%	$46.21	$1,260.00	26.00%	$1,260.00	26.00%
45%	$47.86	$1,260.00	26.00%	$1,260.00	26.00%
50%	$49.52	$1,260.00	26.00%	$1,260.00	26.00%
75%	$57.77	$1,260.00	26.00%	$1,260.00	26.00%
100%	$66.02	$1,260.00	26.00%	$1,260.00	26.00%

*	Values have been rounded for ease of analysis.

The following examples assume a hypothetical Initial Share Price of $33.01 and a hypothetical Maximum Gain of 26.00%, which is the midpoint of the range 24.00% to 28.00%. The actual Initial Share Price and Maximum Gain will be set on the Pricing Date.

Example 1: If the Share Return is positive and two times the Share Return exceeds the Maximum Gain, you will receive $1,260.00 per $1,000.00 principal amount Note (a Maximum Gain of 26.00%)

Hypothetical Final Share Price is $42.91, 30% more than the Initial Share Price

42.91 – 33.01 = Share Return = 30% 33.01	(30.00%) × 2 = 60.00%
Hypothetical Return on Notes= 26.00% (capped at the Maximum Gain on Notes)

Hypothetical Payment at Maturity= $1,260.00

Example 2: If the Share Return is positive and two times the Share Return does not exceed the Maximum Gain, you will receive your $1,000.00 principal amount plus two times the Share Return
Hypothetical Final Share Price is $34.66, 5% more than the Initial Share Price
34.66 – 33.01 = Share Return = 5% 33.01	(5.00%) × 2 = 10.00%

Hypothetical Return on Notes= 10.00%
Hypothetical Payment at Maturity= $1,100.00

Example 3: If the Trigger event has never occurred and the Share Return is negative, you will receive your $1,000.00 principal amount but no additional return
Hypothetical Final Share Price is $31.36, 5% less than the Initial Share Price

31.36 – 33.01 = Share Return = -5% 33.01	If the Trigger event has never occurred and the Share Return is negative, you will receive your full principal amount at maturity.
Hypothetical Return on Notes= 0%
Payment at Maturity= $1,000.00

Example 4: If a Trigger Event has occurred and the Share Return is negative, you will lose the product of the absolute value of the Share Return and your initial investment.

Hypothetical Final Share Price is $23.11, 30% less than the Initial Share Price

23.11 – 33.01 = Share Return = -30% 33.01	If a Trigger Event has occurred and the Share Return is negative, you will lose the product of the absolute value of the Share Return and your initial investment
Hypothetical Return on Notes= -30.00%
Payment at Maturity= $700.00

Historical Information

We obtained the various Share Prices below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical Share Prices should not be taken as an indication of future performance, and no assurance can be given as to the Share Price on the Final Valuation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

The following graph sets forth the historical performance of the Index Fund based on the daily Share Price from September 7, 2002 through September 7, 2007. The Share Price on September 7, 2007 was $33.01.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement that will contain the final pricing terms of the Notes.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the Notes, up to $          additional aggregate principal amount of Notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional Notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings Inc. would be $         , $          and $         , respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap or related hedge transactions.